Exhibit 99.1

58.com acquires minority stake in secondary and rental brokerage company 5I5J

BEIJING, June 22, 2018 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) ("58.com" or the "Company"), China's largest online market place for classifieds, today announced that it has acquired a minority stake in 5I5J HOLDING GROUP CO., LTD. (000560.SZ or "5I5J"), a major secondary and rental brokerage company in China. 58.com will pay approximately RMB 1.068 billion in cash for a minority stake of 8.28%.

Mr. Michael Jinbo Yao, Chairman and CEO of 58.com, commented, "58.com and 5I5J's businesses are very complimentary in nature. 58.com always strives to develop our online platform to help our brokerage customers increase the efficiency of their operations. Our positioning as an online platform won't change. 5I5J has a highly professional leadership team with a clear vision and a solid track record that has built highly recognized nationwide brands such as '5I5J' and 'XIANGYU' in the offline brokerage industry. The secondary and rental markets have huge growth opportunities as we expect more new homes to become secondary and rental home transaction inventory in the future. Our investment in 5i5j.com underpins a joint desire to bring substantial improvements in market practices and industry efficiency in this growing market, especially in areas such as automated housing listing interfaces, listing quality improvement, and real estate SaaS development."

In addition to the investment in 5I5J, 58.com also announced that it will launch an investment fund with potential funding from both 58.com and other investors and partners, to explore similar investment opportunities in the brokerage industry. With the launch of this fund, 58.com aims to foster a better real estate eco-system and continue to bring more value-add and better technology to its industry partners.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China's largest online market place for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company's online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com's broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com's strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com's goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.
ir@58.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

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